SCHEDULE VIII

BSSF III DAC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Mark Fitzgerald	1 Pear Tree Field Galloping Green North Blackrock Co. Dublin Ireland	Director	N/A	Ireland
Eoin Redmond	Castlerock Newtownpark Avenue Co. Dublin A94 T9V4 Ireland	Director	N/A	Ireland
Katrina West	c/o Blantyre Capital Limited 2nd Floor East, Carrington House 123-130 Regent Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital Limited; Investment Advisor	United Kingdom